Exhibit 99.3

January 31, 2023

Murphy Oil Corporation
9805 Katy Freeway
Suite G-200
Houston, Texas
USA 77024

Attention:    Mr. Jeffrey Wilson, General Manager, Corporate Reserves

Reference:     Murphy Oil Corporation
Evaluation of the Canadian Oil and Gas Properties as of December 31, 2022

Dear Sir:
Pursuant to your request, McDaniel & Associates Consultants Ltd. (“McDaniel”) has conducted an independent audit of Murphy Oil Corporation’s (“Murphy”) proved crude oil, natural gas and natural gas liquids reserves for Murphy’s interests in the Kaybob Duvernay, Placid Montney and Greater Tupper Montney Projects located within the Province of British Columbia and Alberta, Canada and the Hibernia Main and Hibernia Southern Extension projects (“Hibernia”) located offshore within the Province of Newfoundland and Labrador, Canada. Murphy holds a 99.75 percent working interest in the Greater Tupper Montney Project, a 70.07 percent working interest in the Kaybob Duvernay Project, a 26.93 percent working interest in the Placid Montney Project, a 6.5 percent working interest in the Hibernia Main Project, and a 4.3322 percent working interest in the Hibernia Southern Extension Project. Murphy has represented that these properties account for approximately 48.1 percent of its total company proved reserves on an equivalent barrel basis as of December 31, 2022, and that its reserves estimates have been prepared in accordance with the United States Securities and Exchange Commission (SEC) definitions. We have reviewed information provided to us by Murphy that it represents to be its estimates of the reserves, as of December 31, 2022, for the same properties as those which we audited. The completion date of our report is January 31, 2023. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain filings of the SEC.
Reserves included herein are expressed as reserves as represented by Murphy. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2022. Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by Murphy after deducting all working interests owned by others. Net reserves are defined as working

2000, Eighth Avenue Place, East Tower, 525 - 8 Avenue SW, Calgary AB T2P 1G1 Tel: (403) 262-5506 www.mcdan.com

Murphy Oil Corporation        January 31, 2023

Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited Page 2 interest reserves after the deduction of royalties. Estimates of crude oil, natural gas and natural gas liquids reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information, which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Murphy personnel, Murphy files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied upon such information furnished by Murphy with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention, which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.
Methodology and Procedures
The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil, synthetic crude oil and natural gas reserves, and related future net cash flows, we consider many factors and make assumptions including:
•expected reservoir characteristics based on geological, geophysical and engineering assessments;
•future production rates based on historical performance and expected future operating and investment activities;
•future oil and gas prices and quality differentials;
•assumed effects of regulation by governmental agencies; and
•future development and operating costs

Murphy Oil Corporation        January 31, 2023

Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited Page 3
Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of June 2019).” Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves, pressure transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on professional judgment and experience.
Discovered oil and natural gas reserves are generally only produced when they are economically recoverable. As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by SEC rules, reserves represent the quantities that are expected to be economically recoverable using existing prices and costs. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.
The proved reserves estimates in this report were based upon 2022 first-of-the month fiscal average pricing using benchmark pricing. Oil prices were based upon West Texas Intermediate at Cushing crude oil benchmark of USD$93.67 per barrel and a Brent crude oil benchmark of USD$101.24 per barrel. Specific pricing for each field was adjusted for historical quality and transportation cost differentials, and for currency exchange rates. For total proved reserves in the Kaybob Duvernay, Placid Montney and Greater Tupper Montney Project, the estimated realized prices were CAD$5.52 per Mcf of natural gas, CAD$115.28 per barrel of oil, and CAD$76.37 per barrel of natural gas liquids. For total proved reserves in the Hibernia Main and Hibernia South East Extension projects, the estimated realized price was CAD$133.66 per barrel of crude oil.
Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

Murphy Estimates

Murphy has represented that estimated proved reserves attributable to the audited properties are based on SEC definitions. These reserves are as follows, expressed in thousands of barrels (Mbbl) and thousands of barrels of oil equivalent (Mboe):

Murphy Oil Corporation        January 31, 2023

Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited Page 4
Murphy’s estimate of Reserves as of December 31, 2022
Certain Canadian Fields Audited by McDaniel & Associates

Business Unit	Crude Oil (Mbbl)	Natural Gas (Mboe)	Natural Gas Liquids (Mboe)	Oil Equivalent (Mboe)
Working Interest Reserves (after royalties)
Proved Developed Producing
Kaybob Duvernay	7,609	4,556	1,676	13,841
Placid Montney	644	1,760	302	2,706
Tupper Montney	-	147,811	343	148,154
Hibernia	5,598	675	-	6,273
Proved Developed Non-Producing
Kaybob Duvernay	207	9	4	220
Placid Montney	-	-	-	-
Tupper Montney	-	-	-	-
Hibernia	-	-	-	-
Proved Developed
Kaybob Duvernay	7,816	4,565	1,680	14,061
Placid Montney	644	1,760	302	2,706
Tupper Montney	-	147,811	343	148,154
Hibernia	5,598	675	-	6,273
Proved Undeveloped
Kaybob Duvernay	8,720	4,012	1,507	14,239
Placid Montney	-	-	-	-
Tupper Montney	-	153,463	290	153,753
Hibernia	4,949	98	-	5,047
Total Proved
Kaybob Duvernay	16,536	8,577	3,187	28,300
Placid Montney	644	1,760	302	2,706
Tupper Montney	-	301,274	633	301,907
Hibernia	10,547	773	-	11,320

Murphy Oil Corporation        January 31, 2023

Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited Page 5
Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent based on an energy equivalent basis. Of the Total Proved Natural Gas reserves estimated by Murphy above, 4,732Mboe are attributed to fuel gas reserves in the Kaybob Duvernay, Placid Montney, Greater Tupper Montney Project, and 773 Mboe are attributed to fuel gas reserves in the Hibernia Business Unit.

Reserves Audit Opinion

McDaniel has used all data, assumptions, procedures and methods that it considers necessary to prepare this report.
In our opinion, the information relating to estimated proved reserves of bitumen and synthetic crude oil contained in this opinion has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30 and 932-235-50-31 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S-K of the Securities and Exchange Commission.
We have examined the assumptions, data, methods procedures and proved reserves estimates prepared by Murphy. In our opinion, the proved reserves for the reviewed properties as estimated by Murphy are, in aggregate on the basis of equivalent barrels, reasonable because when compared to our estimates, or if we were to perform our own detailed estimates, reflect a difference of not more than plus or minus 10 percent.
The analyses of these properties, as reported herein, was conducted within the context of an audit of a distinct group of properties in aggregate as part of the total corporate level reserves. Extraction and use of these analyses outside of this context may not be appropriate without supplementary due diligence.
McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 65 years. McDaniel does not have any financial interest, including stock ownership, in Murphy. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Murphy.
McDaniel & Associates Consultants Ltd. (“McDaniel”) has been in the business of providing oil and gas reserves evaluations for over 65 years. Mr. Jared W. B. Wynveen, P. Eng., Executive Vice President has been with the firm since 2006, and has over 15 years of experience in the evaluation of oil and gas properties. As a senior engineer of McDaniel, Mr. Wynveen managed the preparation evaluation of the Murphy Oil Corporation properties. Mr. Wynveen is a registered professionals with the Association of Professional Engineers and Geoscientist of Alberta (APEGA) with over 15 years of experience with the firm.

Murphy Oil Corporation        January 31, 2023

Report of Third Party for certain Canadian Oil & Gas Properties owned by Murphy Limited Page 6
This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Murphy. It is not to be reproduced, distributed, or made available, in whole or in part to any person, company, or organization other than Murphy without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.
If there are any questions, please contact Jared Wynveen directly at (403) 218-1397.
Sincerely,
McDANIEL & ASSOCIATES CONSULTANTS LTD.
APEGA PERMIT NUMBER: P3145

/s/ Cameron T. Boulton            /s/ Jared W.B. Wynveen
______________________________            _______________________
Cameron T. Boulton, P.Eng.                Jared W.B. Wynveen P.Eng
Executive Vice President                Executive Vice President
January 31, 2023                January 31, 2023

CTB/JWBW:jep
[22-0158]

CERTIFICATE OF QUALIFICATION

I, Cameron Boulton, Petroleum Engineer of 2000, 2000, 525 - 8th Avenue SW, Calgary, Alberta,
Canada hereby certify:

1. That I am an Executive Vice President of McDaniel & Associates Consultants Ltd.,
APEGA Permit Number P3145, which Company did prepare, at the request of Murphy
Oil Corporation., the report entitled "Murphy Oil Corporation, Evaluation of Canadian
Oil and Gas Properties, As of December 31, 2022", dated January 31, 2023, and that I was involved in the preparation of this report. I am also registered as a Responsible
Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA
Permit Number 3145.

2. That I attended the Queen’s University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Chemical Engineering, that I am a registered
Professional Engineer with the Association of Professional Engineers and Geoscientists
of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Murphy Oil
Corporation, nor do I expect to receive any direct or indirect interest in the properties or securities of Murphy Oil Corporation, or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

[SEAL]

APEGA ID 89981
Calgary, Alberta
Dated: January 31, 2023

CERTIFICATE OF QUALIFICATION

I, Jared W. B. Wynveen, Petroleum Engineer of 2000, 525 - 8th Avenue SW, Calgary, Alberta,
Canada hereby certify:

1. That I am an Executive Vice President of McDaniel & Associates Consultants Ltd.,
APEGA Permit Number P3145, which Company did prepare, at the request of Murphy
Oil Corporation., the report entitled "Murphy Oil Corporation, Evaluation of Canadian
Oil and Gas Properties, As of December 31, 2022", dated January 31, 2023, and that I was involved in the preparation of this report. I am also registered as a Responsible
Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA
Permit Number 3145.

2. That I attended the Queen’s University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Mechanical Engineering, that I am a registered
Professional Engineer with the Association of Professional Engineers and Geoscientists
of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Murphy Oil
Corporation, nor do I expect to receive any direct or indirect interest in the properties or securities of Murphy Oil Corporation, or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

[SEAL]

APEGA ID 89207
Calgary, Alberta
Dated: January 31, 2023